P.E 6-3-02

02041575

MANUALLY SIGNED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June, 2002

Commission File Number 1-11412

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Translation of Registrant's Name Into English)

Suite 2303-2306, 23/F, Great Eagle Center, 23 Harbour Road, Wanchai Hong Kong, Special Administrative Region of the P.R.C.
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____)

CRGH

Brilliance China Automotive Holdings Limited (the "Registrant") is furnishing under the cover of Form 6-K an announcement of the Registrant dated June 21, 2002 and published in newspapers in Hong Kong on June 24, 2002 clarifying the contents of reports appearing in various newspapers on June 21, 2002 based on a misunderstanding of statements made by the Registrant during a Telephone Conference, and noting that trading in the shares of the Registrant on the Stock Exchange of Hong Kong was suspended on June 21, 2002 pending such clarification.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board noted that the reports in various newspaper articles appearing in today's newspapers were due to a misunderstanding of the statements made during the Telephone Conference and wishes to clarify the contents of the Articles.

Trading of the shares of the Company has been suspended since 9:30 a.m. on Friday, 21 June 2002 and an application has been made to the Stock Exchange for resumption of trading of the shares of the Company from 9:30 a.m. on Monday, 24 June 2002.

The board of directors ("Directors") ("Board") of the Brilliance China Automotive Holdings Limited (the "Company") refers to the various newspaper articles appearing in today's newspapers which allege that Mr. Wu Xiao An has stated during a telephone conference with analysts held after the close of the market on 19 June 2002 (the "Telephone Conference") that the reasons for the replacement of Mr. Yang Rong ("Mr. Yang") as the Chairman of the Company was because Mr. Yang, as representative of The Chinese Financial Education Development Foundation (the "Foundation"), the controlling shareholder of the Company, has acted inappropriately and has made certain inappropriate investment decisions contrary to the business direction of the Foundation and accordingly has failed to take into consideration the interest of the shareholders of the Company as a whole (the "Articles").

The Company confirmed that a telephone conference has been held after the market closed on 19 June 2002 during which Mr. Wu Xiao An on behalf of the Company explained the reasons for the changes in the appointees to the various offices of the Company, which reasons have been summarised in the announcement issued by the Company dated 19 June 2002 (the "Announcement"). The Board noted that the allegations in the Articles were due to a misunderstanding of the statements made during the Telephone Conference and wishes to clarify the contents of the Articles in relation to the reasons for the changes in the appointees to the various offices of the Company, including the replacement of Mr. Yang as the Chairman of the Company as follows :

- as stated in the Announcement, the changes in the appointees to the various offices of the Company is a move to redesignate the management functions of the executive Directors internally so as to strengthen the management and to enhance management efficiency;
- In anticipation of the production of the Zhonghua Sedan and the finalisation of the discussion of the joint venture with BMW, the Board is of the view that the concentration of the principal management functions on Mr. Yang, who was the Chairman the President and the Chief Executive Officer of the Company, is not in the best interest of the shareholders of the Company as a whole in relation to the two projects and the operation direction of the Company;
- the Board believe that the redeployment of management functions among the executive Directors will ensure that each management function will be carried out by the best suitable person in the Board and that the interest of the shareholders will be better served.

The Board wishes to confirm that reasons for the redeployment of management functions in the Company as explained during the Telephone Conference and the reasons as summarised in the Announcement were consistent.

In relation to the report in the Articles that Mr. Yang has disposed of his shares in the Company, the Company wishes to state that it has not been informed of and is not aware of such disposal of shares in the Company by Mr. Yang. The Company has confirmed with Mr. Yang that he has not disposed of any his shares in the Company.

The Company has also confirmed with the Foundation that it has not disposed of any of its shareholding in the Company and remained as the controlling shareholder of the Company.

Trading of the shares of the Company has been suspended since 9:30 a.m. on Friday, 21 June 2002 and an application has been made to the Stock Exchange for resumption of trading of the shares of the Company from 9:30 a.m. on Monday, 24 June 2002.

By order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
Chairman

Hong Kong SAR, 21 June 2002

The Standard ~ Notices 27

June 24, 2002

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(華晨中國汽車控股有限公司)*

(於百慕達註冊成立之有限公司)

公佈

董事會認為是日多份報章所載之報導，乃由於對該電話訪談中之陳述有所誤解，並欲澄清該等報導之內容。

本公司股份已於二零零二年六月二十一日(星期五)上午九時三十分起暫停買賣，並已向聯交所申請於二零零二年六月二十四日(星期一)上午九時三十分起復牌。

Brilliance China Automotive Holdings Limited(華晨中國汽車控股有限公司)(「本公司」)董事(「董事」)會(「董事會」)茲提述是日多份報章報導中指稱吳小安先生於二零零二年六月十九日股市收市後與多名分析員之電話訪談(「該電話訪談」)中，透露仰融先生(「仰先生」)於本公司之主席職務遭替換，乃由於仰先生作為本公司控權股東中國金融教育發展基金(「該基金」)之代表，曾不恰當地作出與該基金之業務方針相違背之若干不當投資決策，並因而未能顧及本公司股東之整體利益(「該等報導」)。

本公司確認吳小安先生曾於二零零二年六月十九日股市收市後，代表本公司進行電話訪談以解釋本公司多個職位之委任人選變動之原因，該等原因已載述於本公司於二零零二年六月十九日所刊發之公佈(「該公佈」)內。董事會認為之所以出現該等報導之情況，乃由於對該電話訪談中之陳述有所誤解，並欲澄清該等報導中有關本公司多個職位委任人選變動之原因，其中包括仰先生於本公司之主席職務遭替換之原因如下：

- 誠如該公佈所載，本公司多個職位之委任人選變動乃執行董事間之內部管理職能重新調配，以加強本公司之管理並提升管理效率；
- 由於預期中華牌轎車即將投產以及與BMW成立合營公司之協商進入最後階段，董事會認為將主要管理職能過於集中在身兼本公司主席、總裁兼行政總裁之仰先生一人身上，就上述兩個項目以及本公司之營運方針而言，並非最有利於本公司股東之整體利益；
- 董事會相信將不同管理職能分配予各執行董事，將確保各項管理職能均由董事會中之最佳人選負責執行，更能保障本公司股東之利益。

董事會欲確認該電話訪談中就有關本公司管理職能調動之解釋，乃與該公佈中概述之原因一致。

就有關該等報導指仰先生已出售其於本公司之股份，本公司欲聲明其並未接獲仰先生通知亦不知悉其出售本公司之股份。本公司已與仰先生確認，其未曾出售任何其於本公司之股份。

本公司亦曾與該基金確認，其未曾出售任何其於本公司之股權及仍然為本公司之控權股東。

本公司股份將於二零零二年六月二十一日(星期五)上午九時三十分起暫停買賣，並已向聯交所申請於二零零二年六月二十四日(星期一)上午九時三十分起復牌。

承董事會命
華晨中國汽車控股有限公司
主席
吳小安

香港特別行政區：二零零二年六月二十一日

*僅供識別

香港經濟日報
2002年6月24日

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brilliance China Automotive
Holdings Limited

By: ____________________
Name: Xiaoan Wu
Title: Chairman

Dated: